

SI   18001340   I

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51213

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning Inc

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

21 Millbrook Lane
(No. and Street)

Kerhonkson, NY. 12446
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ross   (800) 343-3687
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB & Company, P.A.
(Name – if individual, state last, first, middle name)

100 E. Sybelia Avenue, Suite 130   Maitland   FL   32751
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Michael Ross_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Westchester Capital Planning, Inc._, as of _31 December_, 20_19_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael Ross
Signature

PResident
Title

Zenovia M. 3/13/18
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

FOR YEAR ENDED

DECEMBER 31, 2017

Westchester Capital Planning, Inc.
Table of Contents

Auditor's Report 1

Statements of Financial Condition 2

Statements of Income   3

Statements of Cash Flows 4

Statements of Stockholder's Equity 5

Schedule I- Statements of Net Capital 6

Notes to the Financial Statements 7-9

Auditor's review 10

Exemption letter 11

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westchester Capital Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westchester Capital Planning, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westchester Capital Planning, Inc.'s management. Our responsibility is to express an opinion on Westchester Capital Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westchester Capital Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Westchester Capital Planning, Inc.'s financial statements. The supplemental information is the responsibility of Westchester Capital Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as Westchester Capital Planning, Inc.'s auditor since 2017.

Maitland, Florida

March 15, 2018

I

Westchester Capital Planning. Inc.
Statements of Financial Condition For the Year
Ended December 31, 2017

ASSETS

Current Assets

Cash	$ 12,102
Accounts Receivable	13,721
TOTAL ASSETS	25,823

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable	$ 463
Accrued expenses	4,500
Total current liabilities	4,963

Stockholder's equity

Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000
Additional paid in capital	18,422
Retained earnings (deficit)	438
Total stockholder's equity	20,860
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,823

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income For the Year
Ended December 31, 2017

Revenues

Mutual Fund 12B-1	$ 11,502
Insurance	57,016
Total Revenue	68,518

Expenses

Officer salary	10,900
Payroll tax expense	1,037
Auto expenses	6,137
Bank service charges	118
Office expense	253
License and registrations	1,520
Legal and accounting	5,785
Rent and office services	3,240
Postage	136
Telephone	2,892
Total operating expenses	32,018
Net Income	$ 36,500

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows For the Year
Ended December 31, 2017

Cash flows from operating activities

Net income	$ 36,500

Adjustments to reconcile net income to cash
provided by operating activities:

Accrued expenses	2,635
Accounts payable	(28)
Cash provided by operating activities	39,107

Cash flows from financing activities

Stockholder distributions	(41,311)
Stockholder contributions	4,277
Cash (used) for financing activities	(37,034)

Increase (decrease) in cash for the period	2,073
Cash-beginning of period	10,029
Cash-end of period	12,102

See accompanying notes to the financial statements

4

Westchester Capital Planning Inc.
Statement of Stockholder's Equity

	Common Stock	Additional paid in capital	Retained earning (Deficit)	Total
Balance January 1, 2017	$2,000	$18,422	$(12,749)	$7,673
Net Income			36,500	36,500
Prior Period Adjustment			13,721	13,721
Stockholder contribution			4,277	4,277
Stockholder Distribution			(41,311)	(41,311)
Balance December 31, 2017	$2,000	$18,422	$438	$20,860

See accompanying notes to the financial statements

5

Westchester Capital Planning, Inc.
Schedule I-Statements of Net Capital For the Year
Ended December 31, 2017

Total Assets	25,823
Less: total liabilities	4,963
Net worth	20,860
Less: non-allowable assets	(13,721)
Current capital	7,139
Less: haircuts	0
Net capital	7,139
Minimum net capital requirement	5,000
Excess net capital	2,139
Aggregate indebtedness	4,963
Ratio of Aggregate indebtedness to net capital	69.50%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

WESTCHESTER CAPITAL PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Westchester Capital Planning, Inc. (the Company)is a New York company and was incorporated. on June 28, 1998. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer on January 5, 1999. The Company is registered in 1 state and is engaged in the sale of mutual fund and variable annuities by subscription and application. The Company earns commissions from the sale of mutual funds and variable annuities and life insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Accounts Receivable: Accounts receivable represents commissions and insurance receivables at December 31, 2017. The Company determined all accounts receivable are collectible.

Revenue Recognition:

Revenues from mutual funds, 12B1's, and insurance commissions are recognized in the period the service is provided or the date of the trade transaction.

Income Taxes:

The Company is a Sub S and will not be required to recognize income tax expense. The sole shareholder of the Sub S will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2016, 2015, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

7

WESTCHESTER CAPITAL PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The sole stockholder was reimbursed for company expenses including telephone, rent, postage, automobile, salary, and FINRA totaling $23,180 reducing distributions for year ended December 31,2017.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2017, the Company had a net capital of $ 7,139 which was $2,139 in excess of its required net capital of $5,000. The Company's net capital ratio was .69 at December 31, 2017.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2017.

NOTE 5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

NOTE 6. RELATED PARTY

Westchester Capital Planning Inc utilizes space in a residential property owned by sole stockholder. The cost of rent, utilities (oil, electricity), and property taxes are allocated to space usage.

NOTE 7. PRIOR PERIOD ADJUSTMENT

The Company adjusted annuity commissions not accrued during the year ending December 31, 2016 in the amount of $13,721.

NOTE 8. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 15, 2018, the date the financial statements were available to be issued.

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westchester Capital Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 15, 2018

Westchester Capital Planning

15c3 Exemption Report

Report : January1, 2017 – December 31, 2017

SEC Rule 15c3-3 paragraph (k)(1) provides exemption to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to customers.

Westchester Capital Planning Inc meets the exemptions listed in the above mentioned rule due to the

following reasons:

1 -WCP is a non- carrying firm.

2 -WCP's business is limited to mutual fund and annuity business conducted by subscription and

application only.

Therefore Westchester Capital Planning (WCP) claims exemption for the fiscal year ending in December of 2017.

There were no exceptions to this exemption.

Michael Ross